AB INTERNATIONAL GROUP CORP.

144 Main Street,

Mt. Kisco, NY 10549

(914) 202-3108

July 8, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Ruairi Regan

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: Re: AB INTERNATIONAL GROUP CORP.

Registration Statement on Form S-1

Filed June 26, 2024

File No. 333-280489

Dear Ruairi Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AB International Group Corp. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on July 11, 2024, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

AB International Group Corp.

By:

/s/ Chiyuan Deng

Chiyuan Deng

Chief Executive Officer